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                                                                       Exhibit 1

(EW)(CA-ARTISTS-MGMT-GROUP) AMG Adds Vein to Management Team

  Entertainment/Business Editors

  LOS ANGELES--(ENTERTAINMENT WIRE)-Sept. 27, 2000--Michael Ovitz's CKE Companies today announced the appointment of Jon Vein as chief operating officer for Artists Management Group (AMG) and Artists Production Group (APG).

  Vein currently serves as chief operating officer of Film Roman, overseeing all business activities.

  "Our companies have experienced incredible growth in less than two years," said Ovitz. "Our representation and production model have been enormously successful, and we are looking forward to even greater growth and expansion under Jon's expert management of AMG and APG."

  "I have enjoyed working with Film Roman over the years, and I will be leaving a very solid team and terrific projects behind," said Vein. "However, the opportunity to work with Michael, as well as Rick, Julie, Cathy and all the others at AMG and APG is an opportunity that I look forward to."

  "Jon and I have set the company in the right direction," said John Hyde, chief executive officer of Film Roman. "Through Jon's leadership there are many exciting projects that have been developed. Since Film Roman already has a formal relationship with AMG, we look forward to continuing to work with Jon in his new capacity."

  Ovitz and co-partners Rick Yorn and Julie Silverman-Yorn founded Artists Management Group in January 1999 as a full service representation company. AMG manages the careers of many of the premier actors, directors, writers and producers involved in all areas of entertainment, including film, television and new media. AMG is a fast-growing industry force in animation, literary, music, sports and television.

  APG is the fully independent feature film production division of AMG founded by Ovitz, Yorn, Silverman-Yorn and Cathy Schulman. In its first 12 months of operation, APG has established a wide range of top creative talent relationships, and has more than 35 projects in active development, including projects at every major studio. APG's slate of projects includes Ed Burns' "Sidewalks of New York," Michael Crichton's "Timeline," and Tom Clancy's "Rainbow Six."

  In July 2000, APG formed a joint venture with media giant StudioCanal, marking one of the first collaborations ever between a major European studio and a U.S. production company. The venture combines APG's creative talent relationships and Hollywood production expertise with StudioCanal's European distribution and production expertise.

  StudioCanal, Europe's first major studio to focus on European and U.S. Films, retains worldwide distribution rights (except for North America) to the venture's films.

  Artists Television Group, founded by Ovitz, Yorn, Silverman-Yorn and Eric Tannenbaum, is dedicated to becoming a leading full-service producer of content for all traditional media distribution outlets, including television networks, television stations and cable companies as well as broadband and the Internet.

  Over the course of one year, ATG has successfully placed one show on every major television network on the 2000-2001 schedule, including Darren Star's "The Street" and "Grosse Pointe" for Fox and the WB respectively, "Cursed" for NBC, and "Madigan Men" for ABC, each premiering this fall.

  "We're delighted that Jon has decided to join our company," said Rick Yorn. "Jon has superior knowledge of the industry and a proven record running successful entertainment companies. He will be instrumental in our efforts to build on our current successes as we seek even greater opportunities for our clients and our companies."

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  Vein has served as chief operating officer for Film Roman since 1995, where he was responsible for overseeing all business activities of the company as well as the Feature Film Department. Prior to joining Film Roman, Vein was the co-founder of Dern & Vein, a law firm specializing in entertainment law. Vein received his J.D. from Harvard Law School.